United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of October, 2004

GRUPO INDUSTRIAL MASECA, S.A. de C.V.

(MASECA INDUSTRIAL GROUP, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___    No  X

CONTENTS
* Press Release dated October 28, 2004

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO INDUSTRIAL MASECA, S.A. de C.V.

By     /s/ Raul Alonso Pelaez Cano
       ___________________________
Raul Alonso Pelaez Cano
Chief Financial Officer
Date: October 28, 2004

Contacts: Rogelio Sanchez (52 81) 8399-3312 rogelio_sanchez@gruma.com Lilia Gomez (52 81) 8399-3324 lilia_gomez@gruma.com Fax: (52 81) 8399-3359 Web site: http://www.gruma.com
Monterrey, N.L., Mexico, October 28, 2004	New York Stock Exchange: MSK Bolsa Mexicana deValores: MASECAB

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION FOR THIRD QUARTER 2004
(Peso amounts are stated in millions in constant terms as of September 30, 2004)
RESULTS OF OPERATIONS

3Q04 vs. 3Q03

Net Sales
GIMSA's sales volume increased 6% during the quarter as a result of the following:

  The successful development of new types of corn flour, which has led some corporate customers to switch to the corn flour method from the traditional method and others to use GIMSA as their preferred supplier

  Increased sales coverage and the expansion of some of our supermarket clients' operations and outlets

  Export sales to Gruma Corporation

  The customers' build-up of corn flour inventories in advance of price increases, which were implemented at the end of third quarter

Net sales increased 7% to Ps 1,464 million, reflecting higher sales volume and, to a lesser extent, higher corn flour prices.

Cost of sales
Cost of sales as a percentage of net sales increased to 74.7% compared to 73.0% in third quarter 2003, resulting mainly from higher corn and energy costs. In absolute terms, cost of sales increased 10% due to the aforementioned sales volume growth and cost increases.

Selling, General, and Administrative Expenses (SG&A)
SG&A as a percentage of net sales decreased to 18.0% compared to 18.9% in 3Q03 due to better expense absorption. In absolute terms, SG&A rose 2% to Ps 264 million resulting from higher selling expenses stemming from the company's national marketing campaign, which was launched at the end of 2003.

Operating Income
Operating income as a percentage of net sales decreased to 7.2% from 8.1% in 3Q03 and, in absolute terms, decreased 4% to Ps 106 million due to the aforementioned increases in costs and expenses.

Net Comprehensive Financing Cost

Items	3Q04 Ps millions	3Q03 Ps millions	Change Ps millions	Comments
Interest expense	2	2	-
Interest income	(15)	(15)	-
Foreign exchange loss (gain)	1	0	1	Higher average peso devaluation
Monetary position loss (gain)	20	13	7	Higher net monetary asset position; higher inflation
Total	7	0	8

Other Expenses, Net
Other expenses, net, resulted in expense of Ps 59 million compared to income of Ps 4 million in 3Q03. The difference resulted from a write-off of some fixed assets at the Chalco plant, which has been inactive since October 1999.

Taxes and Employees' Profit Sharing
 Provisions for income taxes and employees' profit sharing were Ps 12 million, compared to Ps 38 million in 3Q03. The Ps 26 million decrease resulted from a cancellation of deferred income tax in connection with the aforementioned write-off at the Chalco plant.

Majority Net Income
Majority net income decreased 64% to Ps 27 million due mainly to the aforementioned write-off at the Chalco plant. Majority net income as a percentage of net sales decreased to 1.8% from 5.5%.

FINANCIAL POSITION

September 2004 vs. June 2004

On September 30, 2004, assets totaled Ps 7,092 million, 4% lower than on June 30, 2004, due to lower corn inventories resulting from the consumption of inventories built during the summer corn crop season. In addition, property, plant, and equipment, net, declined because depreciation exceeded capital expenditures.

Total liabilities on September 30, 2004, were Ps 1,278 million, representing a decrease of 1% due mostly to lower deferred income taxes in connection with the write-off at the Chalco plant.

Stockholders' equity on September 30, 2004, was Ps 5,814 million, representing a 5% decrease.

FINANCIAL RATIOS

Operational Ratios

	3Q04	2Q04	3Q03
Accounts receivable outstanding (days to sales)	47	47	48
Inventory turnover (days to cost of sales)	91	125	91
Net working capital turnover (days to sales)	114	140	120
Asset turnover (total assets to sales)	1.2	1.3	1.3

Profitability Ratios

	3Q04%	2Q04%	3Q03%
ROA	4.5	5.1	3.5
ROE	5.5	6.2	4.3
ROIC	3.7	4.3	3.9

CONFERENCE CALL
GIMSA will hold a conference call to discuss third quarter 2004 results on October 29, 2004, at 11:30 a.m. ET (10:30 a.m. Mexico and CT; 9:30 a.m. MT; 8:30 a.m. PT). From the United States or Canada please call (800) 946-0783; international or local callers dial (719) 457-2658. The conference call will also be web-cast live via the GRUMA corporate website, www.gruma.com. For the conference replay, please call (888) 203-1112 from the United States or Canada, (719) 457-0820 for international or local callers; pass code: 887899. For more details, please visit the Investor Relations page of the website. The audio web-cast will be archived on the site.

ACCOUNTING PROCEDURES
All figures have been restated in Mexican pesos of constant purchasing power as of September 30, 2004, and were prepared in accordance with Mexican generally accepted accounting principles, commonly referred to as ''Mexican GAAP''. The restatement was prepared using factors derived from the Mexican National Consumer Price Index.

ABOUT GIMSA

Founded in 1949, GIMSA, S.A. de C.V., is the world's largest producer of corn flour. GIMSA is engaged principally in the production, distribution, and sale of corn flour in Mexico under the  MASECA® brand name. GIMSA owns 18 production facilities located throughout the country and has an estimated annual corn flour capacity of 2.3 million metric tons. GIMSA's corn flour is used mainly in the preparation of tortillas and other related products.

This report may contain certain forward-looking statements and information relating to GIMSA, S.A. de C.V., that are based on the beliefs of its management as well as assumptions made by and information then available to GIMSA. Such statements reflect the views of GIMSA with respect to future events and are subject to certain risks, uncertainties, and assumptions. Many factors could cause the actual results, performance, or achievements of GIMSA to be materially different from historical results or any future results, performance, or achievements that may be expressed or implied by such forward-looking statements. Such factors include, among others, changes in economic, political, social, governmental, business, or other factors globally or in Mexico, as well as world and domestic corn prices. If one or more of these risks or uncertainties materializes, or underlying assumptions are proven incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, or targeted. GIMSA does not intend, and undertakes no obligation, to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

GRUPO INDUSTRIAL MASECA, S.A. DE C.V., AND SUBSIDIARIES

(MILLIONS OF CONSTANT PESOS AS OF SEPTEMBER 30, 2004)

FINANCIAL HIGHLIGHTS

	QUARTERS					YTD SEPTEMBER		
INCOME STATEMENT SUMMARY	**3Q04**	3Q03	VAR (%)	2Q04	VAR (%)	**2004**	2003	VAR (%)
SALES VOLUME (METRIC TONS IN THOUSANDS)	**375**	354	6	360	4	**1,077**	1,050	3
RETAIL	**55**	53	4	52	6	**155**	153	1
BULK	**316**	297	7	303	4	**909**	882	3
TORTILLA	**4**	4	(14)	4	(13)	**13**	14	(8)
NET SALES	**1,464**	1,363	7	1,401	5	**4,199**	3,965	6
GROSS PROFIT	**370**	368	0	360	3	**1,083**	1,008	7
GROSS MARGIN (%)	**25.3%**	27.0%		25.7%		**25.8%**	25.4%	
OPERATING INCOME	**106**	110	(4)	97	10	**300**	264	14
OPERATING MARGIN (%)	**7.2%**	8.1%		6.9%		**7.1%**	6.7%	
COMPREHENSIVE FINANCING COST (INCOME)	**7**	(1)		(22)		**(7)**	(10)	
INTEREST EXPENSE	**2**	2		2		**6**	5	
INTEREST INCOME	**(15)**	(15)		(24)		**(58)**	(50)	
FOREIGN EXCHANGE LOSS (GAIN)	**1**	0		(1)		**(2)**	3	
MONETARY POSITION LOSS (GAIN)	**20**	13		1		**47**	33	
OTHER (INCOME) EXPENSE	**59**	(4)		(3)		**52**	(5)	
TAXES AND EMPLOYEES' PROFIT SHARING	**12**	38	(68)	40	(70)	**83**	90	(8)
NET INCOME	**28**	77	(63)	82	(65)	**173**	188	(8)
MAJORITY NET INCOME	**27**	74	(64)	79	(66)	**166**	181	(8)
EARNINGS PER SHARE[1]	**0.03**	0.08	(64)	0.09	(66)	**0.18**	0.20	(8)
EARNINGS PER ADR (US$)[2]	**0.04**	0.11	(64)	0.11	(66)	**0.24**	0.26	(8)
DEPRECIATION AND AMORTIZATION	**62**	67		69		**199**	204	
EBITDA[3]	**168**	177	(5)	165	2	**499**	468	7
CAPITAL EXPENDITURES	**16**	30		22		**46**	62	

BALANCE SHEET SUMMARY	**Sep-04**	Sep-03	VAR (%)	Jun-04	VAR (%)
CASH AND CASH EQUIVALENTS	**177**	175	1	111	60
TRADE ACCOUNTS RECEIVABLE	**758**	734	3	724	5
OTHER ACCOUNTS RECEIVABLE	**1,093**	1,048	4	1,025	7
INVENTORIES	**1,112**	1,011	10	1,445	(23)
CURRENT ASSETS	**3,181**	3,009	6	3,372	(6)
PROPERTY, PLANT, AND EQUIPMENT, NET	**3,781**	4,061	(7)	3,916	(3)
TOTAL ASSETS	**7,092**	7,224	(2)	7,423	(4)
SHORT-TERM DEBT	**0**	0	0	0	0
CURRENT LIABILITIES	**317**	255	24	294	8
LONG-TERM DEBT	**0**	0	0	0	0
TOTAL LIABILITIES	**1,278**	1,338	(5)	1,289	(1)
STOCKHOLDERS' EQUITY	**5,814**	5,886	(1)	6,134	(5)
MAJORITY STOCKHOLDERS' EQUITY	**5,469**	5,537	(1)	5,779	(5)
CURRENT ASSETS/CURRENT LIABILITIES	**10.04**	11.82		11.46	
TOTAL LIABILITIES/STOCKHOLDERS' EQUITY	**0.22**	0.23		0.21	
BOOK VALUE PER SHARE[1]	**5.96**	6.03		6.29	

[1] Based on 918,405,000 shares outstanding as of September 2004, September 2003, and June 2004.

[2] Each ADR represents fifteen ordinary shares; exchange rate used was Ps 11.39 per dollar as of September 30, 2004.

[3] EBITDA = operating income + depreciation and amortization affecting operating income.

CREDITS BREAKDOWN

(Thousands of Pesos)

CREDIT / TYPE / INSTITUTION	AMORT. DATE	RATE OF INT.	DENOMINATED IN PESOS		AMORTIZATION OF CREDITS IN NATIONAL ENTITIES						AMORTIZATION OF CREDITS IN FOREIGN ENTITIES					
			UNTIL 1 YEAR	MORE THAN 1 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEARS	UNTIL 3 YEARS	UNTIL 4 YEARS	UNTIL 5 YEARS	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEARS	UNTIL 3 YEARS	UNTIL 4 YEARS	UNTIL 5 YEARS
SUPPLIERS			29,708	-	-	12,822	-	-	-	-	-	-	-	-	-	-
OTHERS			-	-	-	-	-	-	-	-	-	-	-	-	-	-
TOTAL SUPPLIERS			**29,708**	**0**	**0**	**12,822**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
OTHER LIABILITIES			271,845	-	-	-	-	-	-	-	-	-	-	-	-	-
OTHER CURRENT LIABILITIES AND OTHER CREDITS			**271,845**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
TOTAL			**301,553**	**0**	**0**	**12,822**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**

SELLS DISTRIBUTION BY PRODUCT

DOMESTIC SELL

MAIN PRODUCT	TOTAL PRODUCTION		NET SALES		MARKET	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT	SHARE (%)	TRADEMARKS	COSTUMERS
	-	-	-	-	-		TORTILLA SHOP
CORN FLOUR &	1,068,977	3,115,501	1,058,666	4,129,441	71	MASECA	SUPER MARKET
TORTILLA	-	-	-	-	-		
-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-
TOTAL		3,115,501		4,129,441			

FOREIGN SELL

MAIN PRODUCT	NET SALES		DESTINATION	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
-	-	-	-	-	-
CORN FLOUR	17,993	69,070	EEUU	MASECA	AZTECA MILLING, CO
-	-	-	-	-	-
-	-	-	-	-	-
-	-	-	-	-	-
-	-	-	-	-	-
TOTAL		69,070			

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK
CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUBSCRIPTION	FIXED	VARIABLE
A			504,150,300		504,150,300		100,830	
B			414,254,700			414,254,700	82,851	
TOTAL			**918,405,000**	**0**	**504,150,300**	**414,254,700**	**183,681**	**0**

ADR'S: 15 ORDINARY SHARES TO 1 ADR'S

October 28, 2004

Comision Nacional Bancaria y de Valores
Avenida Insurgentes Sur # 1971
Colonia Guadalupe Inn
Delegacion Alvaro Obregon
Mexico, D.F. C.P. 01020

At'n: Karla Siller Ojeda
Chief Supervisor for Issuers

We, ROBERTO GONZALEZ BARRERA and JUAN ANTONIO QUIROGA GARCIA, Chief Executive Officer and Senior Corporate Controller, respectively, of GRUPO INDUSTRIAL MASECA, S.A. DE C.V. (the ''Issuer''), in accordance with article 33, section II of the Disposiciones de Caracter General Aplicables a las Emisoras de Valores y a Otros Participantes del Mercado de Valores (''Mexican General Applicable Rules for Securities Issuers and Other Participants in the Securities Market''), hereby state under oath that, within the scope of our duties, we prepared the information contained in this quarterly report which, to the best of our knowledge, fairly presents the Issuer's condition. Furthermore, we state that we do not have knowledge of omitted or untrue material information in this quarterly report or that it contains information that might mislead investors.

GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

/s/
____________________________
Name: Roberto Gonzalez Barrera
Title: Chief Executive Officer

/s/
_______________________________
Name: Juan Antonio Quiroga Garcia
Title: Senior Corporate Controller